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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                       For Period Ended September 30, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I--REGISTRANT INFORMATION

                             AVANIR PHARMACEUTICALS
                            (Full Name of Registrant)

                       9393 Towne Centre Drive, Suite 200
                          San Diego, California 92121
  (Address, including city, state and zip code, of Principal Executive Office)

PART II--RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

         [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

         The filing of the subject Form 10-K could not be accomplished by the filing date without unreasonable effort or expense due to delays in the preparation of the textual portions of the subject Form 10-K resulting from: (i) the signing of a letter of intent and ongoing negotiations with a major pharmaceutical company relating to the marketing and sale of our principal product; (ii) the significant involvement of our management in negotiations with potential investors to raise capital for our working capital needs; and (iii) recent cost-saving reductions in our finance and accounting staff who previously prepared our SEC filings.


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PART IV--OTHER INFORMATION

                             Carlos D. Heredia, Esq.
                                Baker & McKenzie
                        101 West Broadway, Twelfth Floor
                           San Diego, California 92101
                                 (619) 235-7774

 (Name and telephone number of person to contact in regard to this notification)

         Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         AVANIR Pharmaceuticals has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized on December 28, 1999.

                                         AVANIR PHARMACEUTICALS

                                         By: /s/ Gregory P. Hanson
                                             ----------------------------------
                                             Gregory P. Hanson
                                             Vice President, Finance and
                                             Chief Financial Officer




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